UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
Liberator Medical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53012L108
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Millennium Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,291,638 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,291,638 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,291,638 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 874,314 (See Introduction and Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 874,314 (See Introduction and Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,314 (See Introduction and Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Introduction)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Introduction)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Introduction)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Introduction)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Introduction)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Introduction)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 874,314 (See Introduction and Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 874,314 (See Introduction and Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,314 (See Introduction and Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 874,314 (See Introduction and Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 874,314 (See Introduction and Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,314 (See Introduction and Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,165,952 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,165,952 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,165,952 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,165,952 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,165,952 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,165,952 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 2 to Schedule 13D ("Amendment No. 2 to Schedule 13D"), amends and restates Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D"), filed on October 23, 2008 by Millennium Partners, L.P., Millenco LLC, Millennium Management LLC and Israel A. Englander, relating to their beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of Liberator Medical Holdings, Inc., a Nevada corporation (the "Issuer").

   This Amendment No. 2 to Schedule 13D is being filed to report the previous intercompany transfer of Common Stock from Millenco LLC to Integrated Core Strategies (US) LLC and the subsequent intercompany transfer of Common Stock from Integrated Core Strategies (US) LLC to ICS Opportunities, Ltd., each of which is wholly-owned by the same entity that wholly-owns Millenco LLC. As a result of this transfer, Millenco LLC and Integrated Core Strategies (US) LLC are no longer the beneficial owners of any shares of the Issuer’s Common Stock.

Item 1.      Security and Issuer.

   The name of the Issuer is Liberator Medical Holdings, Inc. The address of the Issuer’s principal executive offices is 2979 SE Gran Park Way, Stuart, Florida 34997. This Amendment No. 2 to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Amendment No. 2 to Schedule 13D is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and ICS Opportunities, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("ICS Opportunities").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners, and may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners. Millennium Management is also the general partner of the 100% shareholder of ICS Opportunities, and consequently may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities, and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management, and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management and of Millennium International Management GP, and consequently may also be deemed to be the beneficial owner of any securities owned by Millennium Partners or ICS Opportunities, as the case may be.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners or ICS Opportunities, as the case may be.

   Millennium Partners, ICS Opportunities, Integrated Core Strategies, Millenco, Millennium International Management LP and Millennium International Management GP LLC, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 2 to Schedule 13D.

   The business address for Millennium Partners, Integrated Core Strategies, Millenco and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for ICS Opportunities is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium International Management GP and Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Pursuant to the Securities Purchase Agreement, dated as of October 17, 2008, by and among the Issuer, Liberator Medical Supply, Inc. and Liberator Health and Education Services, Inc., as guarantors, and Millennium Partners, as buyer, ("October 2008 Securities Purchase Agreement"), Millennium Partners acquired i) a 3% senior unsecured convertible note in the original principal amount of $2,500,000, convertible into 3,333,333 shares of the Issuer’s Common Stock at an initial conversion price of $0.75 per share, subject to adjustment, that matures on October 17, 2010 ("October 2008 Senior Convertible Note") and ii) warrants to purchase 1,166,667 shares of the Issuer’s Common Stock at an exercise price of $1.25 per share with a term of three years ("October 2008 Warrants"). Millennium Partners paid $2,500,000 in total consideration for the October 2008 Senior Convertible Note and October 2008 Warrants. Pursuant to the Securities Purchase Agreement, dated as of May 22, 2008, by and among the Issuer, Liberator Medical Supply, Inc., as guarantor, and the buyers (including Millennium Partners) ("May 2008 Securities Purchase Agreement"), Millennium Partners acquired i) a 3% senior unsecured convertible note in the original principal amount of $3,500,000, convertible into 4,375,000 shares of the Issuer’s Common Stock at an initial conversion price of $0.80 per share, subject to adjustment, that matures on May 22, 2010 ("May 2008 Senior Convertible Note") and ii) warrants to purchase 4,375,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share with a term of five years ("May 2008 Warrants"). Millennium Partners paid $3,500,000 in total consideration for the May 2008 Senior Convertible Note and May 2008 Warrants. The amount of funds used to purchase the 874,314 shares of the Issuer’s Common Stock held by ICS Opportunities was approximately $1,920,455, calculated on an average cost basis (excluding brokerage commissions) by account. Millennium Partners and ICS Opportunities effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Millennium Partners and ICS Opportunities as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons may be managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). (Other portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.) From time to time, one or more of the portfolio managers may hold discussions with third parties or with management of issuers (including the Issuer) in which the portfolio managers may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more transactions of the type specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 2 to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  Pursuant to the October 2008 Securities Purchase Agreement, Millennium Partners acquired the October 2008 Senior Convertible Note and October 2008 Warrants. The October 2008 Senior Convertible Note, in the original principal amount of $2,500,000, bears an interest rate of 3% per annum and is convertible into 3,333,333 shares of the Issuer’s Common Stock at an initial conversion price of $0.75 per share, subject to adjustment, and matures on October 17, 2010. The October 2008 Warrants, which have a term of three years, are exercisable into 1,166,667 shares of the Issuer’s Common Stock at $1.25 per share. However, the number of shares of Common Stock into which the October 2008 Senior Convertible Note and October 2008 Warrants convert into is limited pursuant to the terms of the October 2008 Senior Convertible Note and October 2008 Warrants to that number of shares of the Issuer’s Common Stock which would result in Millennium Partners and its affiliates having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding Common Stock ("Ownership Limitation").

   Pursuant to the May 2008 Securities Purchase Agreement, Millennium Partners acquired the May 2008 Senior Convertible Note and May 2008 Warrants. The May 2008 Senior Convertible Note, in the original principal amount of $3,500,000, bears an interest rate of 3% per annum and is convertible into 4,375,000 shares of the Issuer’s Common Stock at an initial conversion price of $0.80 per share, subject to adjustment, and matures on May 22, 2010. The May 2008 Warrants, which have a term of five years, are exercisable into 4,375,000 shares of the Issuer’s Common Stock at $1.00 per share. However, the number of shares of Common Stock into which the May 2008 Senior Convertible Note and May 2008 Warrants convert into is also limited pursuant to the terms of the May 2008 Senior Convertible Note and May 2008 Warrants to that number of shares of the Issuer’s Common Stock which would result in Millennium Partners and its affiliates having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding Common Stock.

   As of the date of this Amendment No. 2 to Schedule 13D, Millennium Partners is the beneficial owner of approximately 3,291,638 shares of the Issuer’s Common Stock (consisting of 190,746 shares of Common Stock and 3,100,892 shares of Common Stock issuable upon conversion (subject to the Ownership Limitation) of the October 2008 Senior Convertible Note and October 2008 Warrants or the May 2008 Senior Convertible Note and May 2008 Warrants (calculated pursuant to Rule 13d-3). As of the date of this Amendment No. 2 to Schedule 13D, ICS Opportunities is the beneficial owner of 874,314 shares of the Issuer’s Common Stock.

   Millennium Management, as the general partner of Millennium Partners, may be deemed to have shared voting control and investment discretion over securities owned by Millennium Partners. Millennium Management, as the general partner of the 100% shareholder of ICS Opportunities, may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Millennium International Management, as the investment manager to ICS Opportunities, may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities.

   Mr. Englander, as the managing member of Millennium Management and of Millennium International Management GP, may also be deemed to be the beneficial owner of any securities owned by Millennium Partners or ICS Opportunities, as the case may be.

   Accordingly, as of the date of this Amendment No. 2 to Schedule 13D, Millennium Management and Mr. Englander may be deemed to beneficially own approximately 4,165,952 shares or approximately 9.99% of the Issuer’s Common Stock. The calculation of the foregoing percentage is on the basis of approximately 38,600,333 shares of Common Stock outstanding as of March 9, 2010, as per information contained in the Issuer’s Form 8-K dated March 11, 2010.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners or ICS Opportunities, as the case may be.

   (b)  Pursuant to the Ownership Limitation, Millennium Partners holds shared power to vote and dispose of 3,291,638 shares of the Issuer’s Common Stock described in (a) above. ICS Opportunities holds shared power to vote and dispose of 874,314 shares of the Issuer’s Common Stock described in (a) above. Millennium International Management and Millennium International Management GP may be deemed to hold shared power to vote and to dispose of the 874,314 shares of the Issuer’s Common Stock described in (a) above. Millennium Management and Mr. Englander may be deemed to hold shared power to vote and to dispose of the 4,165,952 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Millennium Partners or ICS Opportunities, as the case may be.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days. With the exception of the transfer of shares of Common Stock from Integrated Core Strategies to ICS Opportunities (see Introduction), all transactions in the Issuer’s Common Stock were effected by Integrated Core Strategies or ICS Opportunities in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Amendment No. 2 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ and ICS Opportunities’ prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ and ICS Opportunities’ accounts to the extent permitted by debit balances in such accounts. Millennium Partners and ICS Opportunities generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners and ICS Opportunities (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Shares lent by Millennium Partners’ and ICS Opportunities’ prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners and ICS Opportunities.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of March 23, 2010, by and among Millennium Partners, L.P., ICS Opportunities, Ltd., Integrated Core Strategies (US) LLC, Millenco LLC, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2010

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, as Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the Common Stock, par value $0.001 per share, of Liberator Medical Holdings, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 23, 2010

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, as Investment Manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
1/22/2010	17,200	2.40034884
1/25/2010	(2,000)	2.42
1/25/2010	1,900	2.40368421
1/26/2010	5,300	2.41150943
1/27/2010	9,600	2.40479167
1/28/2010	23,100	2.25757576
2/1/2010	700	2.22285714
2/2/2010	(14,000)	1.9861
2/2/2010	1,600	2.090625
2/3/2010	9,500	2.07305263
2/4/2010	3,000	1.95133333
2/5/2010	1,900	1.81263158
2/8/2010	300	1.79333333
2/9/2010	500	1.886
2/10/2010	(4,500)	1.9
2/10/2010	(3,500)	1.9
2/10/2010	400	1.9875
2/11/2010	300	1.97
2/11/2010	200	1.98
2/11/2010	200	1.98
2/12/2010	1,500	1.96466667
2/12/2010	5,200	1.92096154
2/12/2010	100	1.96
2/16/2010	200	1.94
2/16/2010	200	1.95
2/18/2010	200	1.95
2/19/2010	200	1.925
2/19/2010	100	1.94
2/22/2010	(5,000)	1.95
2/22/2010	(15,000)	1.95
2/22/2010	(5,000)	2
2/22/2010	100	2
2/22/2010	(1,500)	2
2/22/2010	(1,500)	1.92
2/23/2010	3,500	2
2/23/2010	2,828	2
2/23/2010	5,172	1.97900232
2/24/2010	2,300	1.94565217
2/24/2010	4,500	1.93444444
2/24/2010	3,000	1.951
2/24/2010	3,600	1.98416667
2/24/2010	2,000	1.9
2/24/2010	200	1.975
2/25/2010	300	1.95
2/26/2010	100	1.9
2/26/2010	200	1.945
2/26/2010	200	1.88
3/1/2010	100	1.9
3/4/2010	100	2
3/4/2010	(1,600)	2
3/5/2010	1,000	1.973
3/8/2010	300	1.96666667
3/8/2010	900	1.97555556
3/8/2010	150	1.97333333
3/8/2010	(1,000)	1.93
3/9/2010	500	1.98
3/9/2010	5,000	1.9506
3/10/2010	(6,000)	2.1025
3/10/2010	6,000	2.03916667
3/10/2010	500	1.98
3/11/2010	2,100	2.1
3/11/2010	18,805	2.11441904
3/12/2010	(38,500)	2.177
3/12/2010	(28,200)	2.169
3/12/2010	100	2.15
3/12/2010	500	2.14
3/12/2010	100	2.15
3/12/2010	500	2.14
3/12/2010	100	2.15
3/12/2010	100	2.17
3/12/2010	100	2.18
3/12/2010	100	2.19
3/12/2010	100	2.2
3/12/2010	500	2.19
3/12/2010	100	2.2
3/12/2010	3,000	2.2
3/12/2010	100	2.21
3/12/2010	100	2.25
3/12/2010	100	2.23
3/12/2010	2,500	2.23
3/12/2010	100	2.23
3/12/2010	100	2.25
3/12/2010	100	2.25
3/15/2010	(1,200)	2.2525
3/15/2010	(3,000)	2.2645
3/15/2010	100	2.25
3/15/2010	100	2.25
3/15/2010	4,000	2.25
3/15/2010	1,000	2.25
3/15/2010	500	2.25
3/15/2010	100	2.26
3/15/2010	2,500	2.2
3/15/2010	2,500	2.23
3/15/2010	100	2.26
3/15/2010	1,000	2.23
3/15/2010	100	2.26
3/15/2010	1,000	2.23
3/15/2010	100	2.26
3/15/2010	500	2.23
3/15/2010	1,000	2.23
3/15/2010	100	2.26
3/15/2010	100	2.25
3/15/2010	100	2.25
3/15/2010	100	2.25
3/15/2010	500	2.23
3/15/2010	100	2.26
3/15/2010	100	2.29
3/15/2010	100	2.29
3/15/2010	2,500	2.23
3/15/2010	3,600	2.26
3/15/2010	100	2.29
3/15/2010	1,400	2.26
3/15/2010	100	2.29
3/15/2010	100	2.29
3/16/2010	(3,400)	2.35
3/16/2010	(10,500)	2.3424
3/16/2010	13,800	2.299058
3/17/2010	(2,700)	2.37
3/17/2010	100	2.37
3/17/2010	500	2.35
3/17/2010	1,000	2.35
3/17/2010	1,000	2.35
3/17/2010	1,000	2.35
3/17/2010	1,000	2.35
3/17/2010	500	2.35
3/17/2010	1,000	2.37
3/17/2010	1,000	2.37
3/17/2010	100	2.37
3/18/2010	(5,100)	2.39
3/18/2010	500	2.35
3/18/2010	1,000	2.35
3/18/2010	100	2.37
3/18/2010	1,400	2.35
3/18/2010	100	2.37
3/18/2010	1,500	2.35
3/18/2010	600	2.35
3/18/2010	100	2.39
3/19/2010	100	2.39
3/19/2010	100	2.39
3/19/2010	500	2.31
3/19/2010	100	2.39
3/19/2010	5,000	2.25
3/19/2010	5,000	2.35
3/19/2010	100	2.34
3/19/2010	500	2.35
3/19/2010	1,000	2.35
3/19/2010	3,500	2.35
3/19/2010	100	2.39
3/19/2010	100	2.39
3/19/2010	2,500	2.35
3/19/2010	100	2.39
3/19/2010	100	2.39
3/22/2010	100	2.39
3/22/2010	1,000	2.27
3/22/2010	3,500	2.27
3/22/2010	500	2.27
3/22/2010	5,000	2.25
3/22/2010	5,000	2.25
3/22/2010	1,000	2.33
3/22/2010	500	2.33
3/22/2010	500	2.35
3/22/2010	500	2.35
3/22/2010	100	2.38
3/22/2010	100	2.38
3/22/2010	100	2.38
3/22/2010	100	2.38
3/22/2010	500	2.38
3/22/2010	100	2.39
3/22/2010	1,000	2.38
3/22/2010	1,000	2.38
3/22/2010	100	2.4
3/22/2010	500	2.35
3/22/2010	100	2.39
3/22/2010	100	2.4
3/22/2010	(2,900)	2.4
3/23/2010	100	2.4
3/23/2010	100	2.39
3/23/2010	100	2.39
3/23/2010	500	2.35
3/23/2010	500	2.39
3/23/2010	100	2.4
3/23/2010	500	2.39
3/23/2010	100	2.4
3/23/2010	500	2.39
3/23/2010	500	2.39
3/23/2010	100	2.4
3/23/2010	100	2.4
3/23/2010	100	2.39
3/23/2010	(2,500)	2.4

Note:

All of the above transactions in the Issuer’s Common Stock were effected by either Integrated Core Strategies (US) LLC or ICS Opportunities, Ltd. in the open market.